ACM Managed Income Fund, Inc.

811-05643

Exhibit 77C

The Annual Meeting of Stockholders of ACM Managed Income Fund, Inc. (“the Fund”) was held on March 29, 2006.  A description of each proposal and number of shares voted at the meeting are as follows:

Voted For	Authority Withheld

To elect three Directors of the Fund’s common stockholders for a term of two or three years and until his or her successor is duly elected and qualifies.

Class Two (term expires 2008)

D. James Guzy

Class Three (terms expire 2009)

Marc O. Mayer

Marshall C. Turner, Jr.

18,369,532 18,379,546 18,308,097	3,301,216 3,291,202 3,362,651

To elect five Directors of the Fund’s preferred stockholders for a term of one or two years and until his or her successor is duly elected and qualifies.

Class One (terms expire 2007)

John H. Dobkin

Michael J. Downey

Class Two (term expires 2008)

D. James Guzy

Class Three (terms expire 2008)

Marc O. Mayer

Marshall C. Turner, Jr.

758 758 758 758 758	0 0 0 0 0

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